Exhibit 99.2

IMRIS CFO Kelly McNeill to Leave the Company

WINNIPEG, MB and MINNEAPOLIS, MN, Aug. 28, 2014 /CNW/ - IMRIS Inc. (NASDAQ: IMRS; TSX: IM) today announced that Kelly McNeill, Executive Vice President, Finance and Chief Financial Officer, will be leaving the Company. Mr. McNeill has decided to remain in Winnipeg and not relocate to the Company's new corporate office in Minnesota. McNeill has served as IMRIS' CFO since September 2009. He will remain with IMRIS through September 5, 2014.

Commented Jay D. Miller, IMRIS President and Chief Executive Officer: "We thank Kelly for his contributions to IMRIS. His ability to quickly build a strong finance team in Minneapolis will make this transition easier. We wish him well in his future endeavors."

Said McNeill, "The Company needs its finance leader located at its operations in Minneapolis. For family reasons, I am not able to relocate from Winnipeg at this time. I have enjoyed my time at IMRIS working with Jay and the team, and believe the Company has exciting technology for the surgical suite."

IMRIS is actively engaged in a process to identify an external CFO successor.

About IMRIS
IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions through its VISIUS Surgical Theatre - a revolutionary, multifunctional surgical environment that provides unmatched intraoperative vision to clinicians to assist in decision making and enhance precision in treatment. The multi-room suites incorporate diagnostic quality high-field MR, CT and angio modalities accessed effortlessly in the operating room setting. VISIUS Surgical Theatres serve the neurosurgical, cardiovascular, spinal and cerebrovascular markets and have been selected by 61 leading medical institutions around the world. For more information, visit www.imris.com.

Forward-Looking Statements
This press release may contain or refer to forward-looking information based on current expectations.  In some cases, forward-looking statements can be identified by terminology such as "anticipate", "may", "expect", "believe", "prospective", "continue" or the negative of these terms or other similar expressions concerning matters that are not historical facts.  These statements should not be understood as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. Although such statements are based on management's reasonable assumptions, there can be no assurance that actual results will be consistent with such statements. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results.  These forward-looking statements are made as of the date hereof and we assume no responsibility to update or revise them to reflect new events or circumstances.

SOURCE IMRIS Inc.

%CIK: 0001489161

For further information:

Jeffery Bartels
Director - Finance
IMRIS Inc.
Tel: 763-203-6328
Email: jbartels@imris.com

CO: IMRIS Inc.

CNW 09:01e 28-AUG-14